1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2004

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated November 1, 2004

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: November 2, 2004	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 941)

ANNOUNCEMENT

China Mobile (Hong Kong) Limited announces that it was notified by its controlling shareholder today regarding proposed consequential adjustments to the Board of the Company.

China Mobile (Hong Kong) Limited (“the Company”) announces that it received notice today from its controlling shareholder, China Mobile Communications Corporation, that Mr. Wang Jianzhou has been appointed as the President of China Mobile Communications Corporation, and that Mr. Zhang Ligui will no longer be the President of China Mobile Communications Corporation for reason of age. Additionally, Mr. Zhang Ligui plans to resign from his position as a non-executive director of the Company. Mr. Wang Xiaochu will no longer be the Vice President of China Mobile Communications Corporation and has been appointed as the President of China Telecommunications Corporation. In addition, Mr. Wang Xiaochu plans to resign from his position as an Executive Director, Chairman and Chief Executive Officer of the Company.

Certain consequential adjustments to the Board of the Company are proposed to be made. The controlling shareholder of the Company proposes to appoint Mr. Wang Jianzhou as an Executive Director, Chairman and Chief Executive Officer of the Company. The aforesaid adjustments of the Company are subject to review and approval by the Board and the Nomination Committee of the Company. The Company will make a further announcement when the adjustments are approved.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Xiaochu, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Zhang Ligui and Dr. J. Brian Clark as non-executive directors.

By Order of the Board
CHINA MOBILE (HONG KONG) LIMITED
Yung Jacky Shun Loy
Company Secretary

Hong Kong, 1 November 2004